UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12-A)

GENERAL COMMUNICATION, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

369385 10 9
(CUSIP Number)

Bryan Fick Financial Reporting Senior Manager 2550 Denali Street, Suite 1000 Anchorage, Alaska 99503 (907) 868-5600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 7, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 369385 10 9

1.	NAMES OF REPORTING PERSONS Ronald A. Duncan (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒(2)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,260,637 (2) (3)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,260,637 (2) (3)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,260,637 (2) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.85% (2) (3) (4)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	As of March 7, 2016 (the “Event Date”).

(2)
Includes shares of Class B Common Stock, no par value per share, of the Issuer (the “Class B Common Stock”) beneficially owned by Mr. Duncan since each share of Class B Common Stock is convertible into one share of Class A Common Stock.

(3)
Includes the following: (a) 87,574 shares of Class A Common Stock and 6,158 shares of Class B Common Stock allocated to Mr. Duncan under the Issuer’s GCI 401(k) Plan, formerly known as the Stock Purchase Plan; (b) 964,545 shares of Class A Common Stock and 1,167,360 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest (and for which 493,023 shares of Class A Common Stock and 1,167,360 shares of Class B Common Stock are pledged as security); (c) 20,000 shares of Class A Common Stock held by Missy, LLC, which is 25% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by a trust of which Mr. Duncan’s daughter is the 50% beneficiary and for which Mr. Duncan is the General Manager and has voting and dispositive power; (d) 15,000 shares of Class A Common Stock owned by the Neoma Lowndes Trust which Ms. Miller is a 50% beneficiary and for which Mr. Duncan is the trustee with sole voting and dispositive power. Does not include the following: (i) 55,560 shares of Class A Common Stock or 8,242 shares of Class B Common Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan disclaims beneficial ownership (Ms. Miller is Mr. Duncan’s daughter); (ii) 63,186 shares of Class A Common Stock or 27,020 shares of Class B Common Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(4)	Based on 35,472,960 shares of Class A Common Stock outstanding and 3,154,814 shares of Class B Common Stock outstanding, as provided by the Issuer as of the Event Date.
This Amendment No. 12-A (this “Twelfth Amendment”) hereby amends and supplements, but is not a complete restatement of, the Schedule 13D filed on behalf of Ronald A. Duncan (“Mr. Duncan”) with the United States Securities and Exchange Commission (the “Commission”) with respect to the Class A Common Stock, no par value per share (the “Class A Common Stock”), of General Communication, Inc. (the “Issuer”) as a result of an event on May 1, 1988, as amended by Amendment No. 1-A filed with the Commission as a result of an event on January 1, 1989, Amendment No. 2-A filed with the Commission as a result of an event on July 21, 1989, Amendment No. 3-A filed with the Commission as a result of an event on June 18, 1991, Amendment No. 4-A filed with the Commission on November 1, 1992, Amendment No. 5-A filed with the Commission as a result of an event on February 1, 1993, Amendment No. 6-A filed with the Commission as a result of an event on May 28, 1993, Amendment No. 7-A filed with the Commission on November 14, 1996, Amendment No. 8-A filed with the Commission on October 6, 1997, Amendment No. 9-A filed with the Commission on November 25, 1998, Amendment No. 10-A filed with the Commission on November 18, 2010, and Amendment No. 11-A filed with the Commission on March 20, 2012 (the “Eleventh Amendment” and together with all amendments including this Twelfth Amendment, the “Schedule 13D”). This Twelfth Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.
The Schedule 13D is supplemented and amended as follows:
ITEM 1.  Security and Issuer.
Item 1 is amended and restated in its entirety as to read as follows:
The class of securities to which this Schedule 13D relates is the Class A Common Stock, no par value per share (the “Class A Common Stock”), of General Communication, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.
ITEM 2.  Identity and Background.
Item 2(c) is amended and restated to read in its entirety as follows:
(c)    Present principal occupation: Chief Executive Officer of General Communication, Inc., 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.
ITEM 3.  Source or Amount of Funds or Other Consideration.
Item 3 is amended and supplemented to include the following at the end of such Item 3:
The transactions reported by Mr. Duncan in this Schedule 13D after February 3, 2012 result from the acquisition of 511,716 shares of Class B Common Stock from Fisher Capital Partners, Ltd. in exchange for 511,716 shares of Class A Common Stock and the application of funds in the 401(k) Plan to acquire shares of Class A Common Stock.
ITEM 4.  Purpose of Transaction.
Item 4 is amended and supplemented to include the following:

On the Event Date, Fisher Capital Partners, Ltd. conveyed 511,716 shares of Class B Common Stock to Mr. Duncan in exchange for 511,716 shares of Class A Common Stock from Mr. Duncan. As a result, as of the Event Date, Mr. Duncan beneficially owns 1,087,119 shares of Class A Common Stock (of which 87,574 shares are allocated to Mr. Duncan in the 401(k) Plan), which represents 3.06% of all outstanding Class A Common Stock, based on 35,472,960 shares of Class A Common Stock outstanding (as provided by the Issuer) as of the Event Date.
ITEM 5.  Interest in Securities of the Issuer.
Item 5 is amended and restated in its entirety as follows:

(a)
The aggregate number and percentage of shares of Class A Common Stock and Class B Common Stock beneficially owned by Mr. Duncan as of the Event Date are 1,087,119 Class A shares and 1,173,518 Class B shares, which collectively constitute 5.85% of the outstanding Common Stock of the Issuer. These shares include the following: (i) 87,574 shares of Class A Common Stock and 6,158 shares of Class B Common Stock allocated to Mr. Duncan under the Issuer’s GCI 401(k) Plan, formerly known as the Stock Purchase Plan (the “401(k) Plan”); (ii) 964,545 shares of Class A Common Stock and 1,167,360 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest (and for which 493,023 shares of Class A Common Stock and 1,167,360 shares of Class B Common Stock are pledged as security); (iii) 20,000 shares of Class A Common Stock held by Missy, LLC, which is 25% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by a trust of which Mr. Duncan’s daughter is the 50% beneficiary and for which Mr. Duncan is the General Manager and has voting and dispositive power; (iv) 15,000 shares of Class A Common Stock owned by the Neoma Lowndes Trust which Ms. Miller is a 50% beneficiary and for which Mr. Duncan is the trustee with sole voting and dispositive power. These shares do not include the following: (A) 55,560 shares of Class A Common Stock or 8,242 shares of Class B Common Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan disclaims beneficial ownership (Ms. Miller is Mr. Duncan’s daughter); (B) 63,186 shares of Class A Common Stock or 27,020 shares of Class B Common Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(b)
The number of shares of Class A Common Stock and Class B Common Stock as to which the following apply to Mr. Duncan are as follows: (i) sole power to vote or to direct the vote: 2,260,637; (ii) shared power to vote or to direct the vote: 0; (iii) sole power to dispose or to direct the disposition: 2,260,637; and (iv) shared power to dispose or to direct the disposition: 0.

(c)	All transactions in shares of Class A Common Stock or Class B Common Stock by Mr. Duncan during the past 60 days are reflected in Item 4 of this Eleventh Amendment.

(d)
Under the terms of the 401(k) Plan, the shares of Class A Common Stock and Class B Common Stock are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the 401(k) Plan for the benefit of Mr. Duncan. The Issuer’s existing bank loan agreements and other debt instruments contain provisions that prohibit the payment of certain dividends.

(e)	Not Applicable.
ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is amended and supplemented to include the following at the end of such Item 6:
As stated in Item 4 above, on the Event Date, Fisher Capital Partners, Ltd. conveyed 511,716 shares of Class B Common Stock to Mr. Duncan in exchange for 511,716 shares of Class A Common Stock from Mr. Duncan.
ITEM 7.  Material to Be Filed as Exhibits.
No revisions.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 28, 2016

Signature	/s/ Ronald A. Duncan
Ronald A. Duncan
Chief Executive Officer